EXHIBIT 99.3

Chunghwa Telecom announces its operating results for December 2015

Date of events: 2016/1/8

Contents:

1.	Date of occurrence of the event: 2016/1/8

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter “head office” or “subsidiaries”): head office

4.	Reciprocal shareholding ratios: N/A

5.	Name of the reporting media: N/A

6.	Content of the report: N/A

7.	Cause of occurrence: Chunghwa Telecom consolidated revenue for December 2015 was NT$21.10 billion, a 0.3% increase year-over-year. Operating income was NT$3.56 billion and pretax income was NT$3.78 billion. Net income attributable to stockholders of the parent company was NT$3.0 billion and EPS was NT$0.39, growing by 30.7% year-over-year. Accumulated till the end of December, total revenue was NT$231.79 billion, a 2.3% increase year-over-year. Operating income and pretax income were NT$50.39 billion and NT$51.99 billion, respectively. Net income attributable to stockholders of the parent company was NT$42.82 billion. Accumulated EPS was NT$5.52, growing by 10.9% year-over-year. In December, mobile communications business revenue increased 1.8% year-over-year, mainly attributed to the mobile value-added service revenue increase driven by the growth of 4G and mobile internet subscriber base. However, mobile voice revenue decreased due to interconnection revenue decline and VoIP substitution. Broadband access revenue and HiNet ISP revenue also increased year-over-year, respectively. Operating costs and expenses in December decreased year-over-year mainly attributable to the decrease in cost of goods sold and interconnection expense.

8.	Countermeasures: None

9.	Any other matters that need to be specified: None